a2a
energie in comune

08001919

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 31, 2008

AEM SPA

SEC
Mail Processing
Section

APR 04 2008

Washington, DC
104

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
APR 22 2008 E
THOMSON
FINANCIAL

Maria Angela Nardone

Encl.

dlw 4/21

FILE NO. 82-4911

a2a
energie in comune

press release

Supervisory Board – The Chairman

Brescia, 31 March 2008 – Today, under the chairmanship of Mr. Renzo Capra, met . Ordinary Meeting of the A2A, to deliberate on the following agenda:

- Appointment of a member of the Supervisory Board pursuant to article 21, paragraph 2 of the by-laws.

The General Meeting has appointed a Member of the Supervisory Board, with term of office until the end of the Supervisory Board, Mr. Giovanni Rizzardi, candidate appointed by the Municipality of Brescia.

For further informations

Communication
Biagio Longo
tel. +390277204582

Alfredo Ghiroldi
tel. +390303554590
mob. 3356425845

Investor Relations
Renata Bonfiglio
tel. +390277203879

END